Via Facsimile and U.S. Mail
Mail Stop 6010

November 14, 2007

Mr. Greg Woods
Acting Chief Financial Officer
AssuranceAmerica Corporation
5500 Interstate North Parkway, Suite 600
Atlanta, Georgia   30328

Re: AssuranceAmerica Corporation
**   Form 10-KSB for the Fiscal Year Ended December 31, 2006**
**   Filed on April 2, 2007**
**   File No. 0-06334**

Dear Mr. Woods:

        We have completed our review of your Form 10-KSB and have no further
comments at this time.

                                            Sincerely,

                                            Joel Parker
                                            Accounting Branch Chief